Palisade Bio, Inc.

7750 El Camino Real, Suite 2A

Carlsbad, CA 92009

December 11, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Daniel Crawford

Re:	Palisade Bio, Inc. (the “Company”)
Withdrawal of Acceleration Request – Registration Statement on Form S-1
Originally Filed: October 30, 2024, as amended
File No.: 333-282883

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on December 10, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Wednesday, December 11, 2024, at 5:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding this request, please contact Raul Silvestre of Silvestre Law Group, P.C. at (818) 597-7552.

Very truly yours,

PALISADE BIO, INC.

/s/ J.D. Finley
J.D. Finley
Chief Executive Officer